UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            HEADWATERS INCORPORATED
                    (FORMERLY NAMED COVOL TECHNOLOGIES, INC.)
                    -----------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                          -----------------------------
                          (Title of Class of Securities)


                                   42210P 10 2
                                  --------------
                                  (CUSIP Number)


                                 June 6, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13G

     CUSIP No.  42210P 10 2

1   NAME OF REPORTING PERSON

    Cherokee Associates, LLC, a Colorado limited liability company Diamond Jay, Ltd. Co., a New Mexico limited liability company
    John P. Hill, Jr.
    Quince Associates, L.P., a Maryland limited partnership
    Evensong, LLC, a Colorado limited liability company
    Donald V. Berlanti
    Vespers, LLC, a Colorado limited liability company
    Richard A. Berlanti

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)
    Not applicable                                            (b)

3   SEC USE ONLY




4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cherokee Associates, LLC: Colorado
    Diamond Jay, Ltd. Co.: New Mexico
    John P. Hill, Jr.: United States Citizen
    Quince Associates, L.P.: Maryland
    Evensong, LLC: Colorado
    Donald V. Berlanti: United States Citizen
    Vespers, LLC: Colorado
    Richard A. Berlanti: United States Citizen


5   SOLE VOTING POWER

    As of June 6, 2001, Cherokee Associates, LLC has sole voting power over 1,001,872 shares and Diamond Jay, Ltd. Co. has sole voting power over 127,092 shares. Both Cherokee Associates, LLC and Diamond Jay, Ltd. Co. are controlled by Quince Associates, L.P. John P. Hill, Jr. has served as a Director of the Issuer since 1997 and is the holder of currently exercisable options to purchase an additional 45,500 shares (over which he has sole voting power). Except for Cherokee Associates, LLC, John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.


6   SHARED VOTING POWER

    None

7   SOLE DISPOSITIVE POWER

    Cherokee Associates, LLC has sole dispositive power over 779,642 shares and Diamond Jay, Ltd. Co. has sole dispositive power over 349,322 shares.
Both Cherokee Associates, LLC and Diamond Jay, Ltd. Co. are controlled by Quince Associates, L.P. John P. Hill, Jr. has sole dispositive power over 45,500 shares pursuant to currently exercisable options. Except for Cherokee Associates, LLC, John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.

8   SHARED DISPOSITIVE POWER

    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    As of the date of this report, Cherokee Associates, LLC is the direct owner of 1,001,872 shares of the Issuer's Common Stock (including 396,454 shares pursuant to currently exercisable warrants), constituting approximately 4.29% of the currently issued and outstanding shares. The manager of Cherokee Associates, LLC is currently Donald V. Berlanti who replaced John P. Hill, Jr. effective March 9, 2001. Cherokee Associates, LLC is owned 72.5% by Quince Associates, L.P., a Maryland limited partnership, 5.0% by Seneca Group Holding Corp. (which is owned 50% by the Michael Bianchini Trust and 50% by the Joseph Carosella Trust), 3.75% by Jeffrey Greenhawt, 3.75% by Dan Cohen, 5% by Girard Investment Partners, Inc., 2.5% by John P. Hill, Jr. and 7.5% by John P. Hill, Sr. The general partner of Quince Associates, L.P. is Evensong, LLC, a Colorado limited liability company that is managed by Donald V. Berlanti and John P. Hill, Jr. However, effective May 1, 2001, John P. Hill, Jr. no longer has any authority with respect to interests in the securities of the Issuer held by this LLC. Quince Associates, L.P. is owned 50% by Evensong, LLC and 50% by Vespers, LLC. Evensong, LLC is owned by 18 trusts of the Donald V. Berlanti family, all of which are essentially controlled by Donald V. Berlanti. Vespers, LLC is a Colorado limited liability company that is managed by Donald V. Berlanti, Richard A. Berlanti (Donald V. Berlanti and Richard A. Berlanti are brothers) and John P. Hill, Jr. However, effective May 1, 2001, John P. Hill, Jr. no longer has any authority with respect to interests in the securities of the Issuer held by this LLC. Vespers, LLC is owned by 10 trusts of the Richard A. Berlanti family, all of which are also essentially controlled by Donald V. Berlanti. John P. Hill, Jr. is deemed to be the owner of 45,500 shares pursuant to currently exercisable options held by him individually.

     In addition, as of the date of this report, Diamond Jay, Ltd. Co. is the direct owner of 127,092 shares of the Issuer's Common Stock constituting approximately 0.55% of the currently issued and outstanding shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and owned 66.7% by Quince Associates, L.P. and 11.1% each by John Boc, John McDonough and John Casey.

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions)

     Not applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    As of June 6, 2001, Cherokee Associates, LLC is the beneficial owner of approximately 4.29% of the Issuer's currently issued and outstanding shares of Common Stock, and Diamond Jay, Ltd. Co. is the beneficial owner of approximately 0.55% of such shares, for an aggregate percentage ownership of approximately 4.84%. By virtue of his relationships with the other Reporting Persons, Donald V. Berlanti may be deemed to be the beneficial owner of all such shares. Effective May 1, 2001, John P. Hill, Jr. is no longer deemed to be the beneficial owner of any of the shares other than those underlying currently exercisable options to purchase an additional 45,500 shares held by Mr. Hill directly.

12  TYPE OF REPORTING PERSON (See Instructions)

    Cherokee Associates, LLC: 00
    Diamond Jay, Ltd. Co.: 00
    John P. Hill, Jr.: IN
    Quince Associates, L.P.: PN
    Evensong, LLC: 00
    Donald V. Berlanti: IN
    Vespers, LLC: 00
    Richard A. Berlanti: IN

Item 1.

    (a)  Name of Issuer:  Headwaters Incorporated

    (b)  Address of Issuer's Principal Executive Offices:

         1177 South Election Road, Suite 210
         Draper, Utah  84020

Item 2.

    (a)  Name of Person Filing:

         Cherokee Associates, LLC
         Diamond Jay, Ltd. Co.
         John P. Hill, Jr.
         Quince Associates, L.P.
         Evensong, LLC
         Donald V. Berlanti
         Vespers, LLC
         Richard A. Berlanti

    (b)  Address of Principal Business Office:

         Cherokee Associates, LLC
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Diamond Jay, Ltd. Co.
         555 Zang Street - Suite 300
         Lakewood, Colorado  80228

         John P. Hill, Jr.
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Quince Associates, L.P.
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Evensong, LLC
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Donald V. Berlanti
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Vespers, LLC
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

         Richard A. Berlanti
         555 Zang Street - Suite 300
         Lakewood, Colorado 80228

    (c)  Citizenship:

         Cherokee Associates, LLC: Colorado
         Diamond Jay, Ltd. Co.: New Mexico
         John P. Hill, Jr.: United States Citizen
         Quince Associates, L.P.: Maryland
         Evensong, LLC: Colorado
         Donald V. Berlanti: United States Citizen
         Vespers, LLC: Colorado
         Richard A. Berlanti: United States Citizen

    (d)  Title of Class of Securities:  Common Stock, $.001 par value

    (e)  CUSIP No.:  42210P 10 2

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned:

         As of the date of this report, Cherokee Associates, LLC is the direct owner of 1,001,872 shares (including 396,454 shares pursuant to currently exercisable warrants) of the Issuer's Common Stock, constituting approximately 4.29% of the currently issued and outstanding shares. The manager of Cherokee Associates, LLC is Donald V. Berlanti. Cherokee Associates, LLC is owned 72.5% by Quince Associates, L.P., a Maryland limited partnership, 5.0% by Seneca Group Holding Corp. (which is owned 50% by the Michael Bianchini Trust and 50% by the Joseph Carosella Trust), 3.75% by Jeffrey Greenhawt, 3.75% by Dan Cohen, 5% by Girard Investment Partners, Inc., 2.5% by

John P. Hill, Jr. and 7.5% by John P. Hill, Sr. The general partner of Quince Associates, L.P. is Evensong, LLC, a Colorado limited liability company that is managed by Donald V. Berlanti and John P. Hill, Jr. (who no longer holds any authority with respect to interest in the Issuer's securities held by this
LLC). Quince Associates, L.P. is owned 50% by Evensong, LLC and 50% by Vespers, LLC. Evensong, LLC is owned by 18 trusts of the Donald V. Berlanti family, all of which are essentially controlled by Donald V. Berlanti. Vespers, LLC is a Colorado limited liability company that is managed by Donald
V. Berlanti, Richard A. Berlanti (Donald V. Berlanti and Richard A. Berlanti are brothers) and John P. Hill, Jr. (who no longer holds any authority with respect to interests in the Issuer's securities held by this LLC). Vespers, LLC is owned by 10 trusts of the Richard A. Berlanti family, all of which are also essentially controlled by Donald V. Berlanti. John P. Hill, Jr. is deemed to be the owner of 45,500 shares pursuant to currently exercisable options held by him individually.

          In addition, as of the date of this report, Diamond Jay, Ltd. Co. is the direct owner of 127,092 shares of the Issuer's Common Stock, constituting approximately 0.55% of the currently issued and outstanding shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and owned 66.7% by Quince Associates, L.P. and 11.1% each by John Boc, John McDonough and John Casey.

     (b)  Percent of Class:

          Cherokee Associates, LLC is the beneficial owner of approximately 4.29% of the Issuer's currently issued and outstanding shares of Common Stock, and Diamond Jay, Ltd. Co. is the beneficial owner of approximately 0.55% of such shares, for an aggregate percentage ownership of approximately 4.84%. By virtue of his relationships with the other Reporting Persons, Donald V. Berlanti may be deemed to be the beneficial owner of all such shares.

     (c)  Number of shares as to which Cherokee Associates, LLC has:

          (i)  sole power to vote or to direct the vote:        1,001,872*
         (ii)  shared power to vote or to direct the vote:      None
        (iii)  sole power to dispose or to direct the
               disposition of:                                  1,001,872*
         (iv)  shared power to dispose or to direct the
               disposition of:                                  None

          * Cherokee Associates, LLC has sole voting and dispositive power over all 1,001,872 shares. Cherokee Associates, LLC is controlled by Quince Associates, L.P. Except for John P. Hill, Jr. and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.

           Number of shares as to which Diamond Jay, Ltd. Co. has:

          (i)  sole power to vote or to direct the vote:        127,092
         (ii)  shared power to vote or to direct the vote:      None
        (iii)  sole power to dispose or to direct the
               disposition of:                                  127,092*
         (iv)  shared power to dispose or to direct the
               disposition of:                                  None

          * Diamond Jay, Ltd. Co. has sole voting and dispositive power over all 127,092 shares. Diamond Jay, Ltd. Co. is managed by Donald V. Berlanti and controlled by Quince Associates, L.P. Except for John P. Hill, Jr., Cherokee Associates, LLC and Diamond Jay, Ltd. Co., all of the other Reporting Persons are direct and indirect owners of Quince Associates, L.P.

           Number of shares as to which John P. Hill, Jr. has:

          (i) sole power to vote or to direct the vote:          45,500*
         (ii) shared power to vote or to direct the vote:        None
        (iii) sole power to dispose or to direct the
              disposition of:                                    45,500*
         (iv) shared power to dispose or to direct the
              disposition of:                                    None

          * Pursuant to currently exercisable options.

Item 5.   Ownership of Five Percent or Less of a Class.

          As a result of the replacement of John P. Hill, Jr. as manager of Cherokee Associates, LLC, and the removal of his authority with respect to interest in the Issuer's securities indirectly held by Vespers LLC and Evensong LLC effective May 1, 2001, John P. Hill, Jr. is no longer considered to beneficially own the shares held by Cherokee Associates, LLC and as a result has beneficial ownership of less than 5% of the Issuer's common stock.

          As a result of sales of shares made by Cherokee Associates, LLC and Diamond Jay, Ltd. Co. through June 6, 2001, the total beneficial ownership of all of the other Reporting Persons now have beneficial ownership of less than 5% of the Issuer's common stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 18, 2001                   CHEROKEE ASSOCIATES, LLC

                                       By:/s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       DIAMOND JAY, LTD. CO.

                                       By:/s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ John P. Hill
                                       ---------------------------------
                                       John P. Hill, Jr.


                                       QUINCE ASSOCIATES, L.P.


                                       By:/s/ Donald V. Berlanti
                                       ---------------------------------


                                       EVENSONG, LLC


                                       By:/s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ Donald V. Berlanti
                                       ---------------------------------
                                       Donald V. Berlanti


                                       VESPERS, LLC


                                       By:/s/ Donald V. Berlanti
                                       ---------------------------------
                                           Manager/Member


                                       /s/ Richard A. Berlanti
                                       ---------------------------------
                                       Richard A. Berlanti